Exhibit 99.1

BitFuFu Reports Unaudited

Third Quarter 2025 Financial Results

SINGAPORE, November 12, 2025 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

●	BitFuFu delivered robust year-over-year growth in Q3 2025, with total revenue increasing 100.1% to $180.7 million from $90.3 million in the same period of last year. On a sequential basis, the revenue increased 56.6%. The significant growth was driven by strong demand from customers for cloud-mining solutions and mining equipment, and continued expansion of mining capacity.

	Three Months Ended September 30,
Business Segment	Revenue (USD millions)	Percentage
Cloud mining solutions	122.9	68.0%
Self-mining operations	20.1	11.1%
Mining equipment sales	35.8	19.8%
Other	1.9	1.1%
Total revenue	$180.7	100.0%

●	Net income was $11.6 million, which included an unrealized gain of $3.1 million from the increase in the price of Bitcoin. This compares to net loss of $5.0 million in the same period of 2024, which included an unrealized fair value loss of $0.6 million.

●	Adjusted EBITDA (a non-GAAP metric) increased to $22.1 million, compared to $5.8 million in the same period of 2024.

●	For the three months ended September 30, 2025, basic and diluted earnings per ordinary share were $0.07, compared to negative $0.03 for both in the same period of 2024.

●	Cash and cash equivalents and digital assets[1] totaled $254.8 million as of September 30, 2025, representing an increase of 51.5% from $168.1 million as of December 31, 2024.

“The third quarter marked a clear inflection point for BitFuFu as revenue doubled year-over-year and increased 56.6% sequentially. Our strong third-quarter results demonstrate the benefits of our differentiated dual-engine model, combining recurring cloud-mining revenue with direct participation in Bitcoin price appreciation through our self-mining operations. This model gives us multiple levers to manage volatility and sustain profitability through cycles, and our strong balance sheet provides the flexibility to invest where returns are most compelling. With the fourth quarter well underway, we are focused on finishing the year strong,” said Leo Lu, Chairman and Chief Executive Officer.

[1]	The BTC collateral receivables are not included in the balance of digital assets; and BTC was measured at fair value in the Company’s financials for the quarter ended September 30, 2025.

BitFuFu Reports Unaudited Third Quarter Financial Results – Page 2 of 4

Third Quarter 2025 Operational Highlights

●	Total mining capacity increased 37.4% to 36.0 EH/s as of September 30, 2025, compared to 26.2 EH/s as of September 30, 2024.

●	Hosting capacity was 624 MW as of September 30, 2025, compared to 556 MW as of September 30, 2024.

●	The number of registered cloud-mining users increased 40.8% to 641,526 as of September 30, 2025, compared to 455,764 as of September 30, 2024.

●	Bitcoin (“BTC”) held by the Company increased by 19.8% to 1,962 BTC as of September 30, 2025, compared to 1,638 as of September 30, 2024.

	As of September 30,
Metric	2025	2024
Hosting capacity (MW)	624	556
Total mining capacity under management (EH/s) (1)	36.0	26.2
Registered cloud-mining users	641,526	455,764
BTC holdings (2)	1,962	1,638

	Three Months Ended September 30,
	2025	2024
BTC produced
From BitFuFu self-mining operations	174	340
By customers from cloud-mining solutions (3)	1,033	957
Average BTC produced per day by customers and BitFuFu	13.1	14.1

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.

(2)	Includes 601 BTC as collateral for loans and miner procurement payables and excludes 440 BTC produced or pledged by cloud-mining customers.

(3)	Defined as the number of BTC that were produced during the period by customers using mining capacity purchased from cloud-mining solutions.

Third Quarter 2025 Financial Results

Revenue

Total revenue in the third quarter of 2025 was $180.7 million, representing an increase of 100.1% from $90.3 million in the same period last year, primarily due to an increase in cloud-mining solutions and sales of mining equipment.

Revenue from cloud-mining solutions in the third quarter of 2025 was $122.9 million, representing an increase of 78.4% from $68.9 million in the same period of 2024. This increase was primarily due to (i) increases in demand for cloud mining services, (ii) repeat purchases from both existing customers and new customers acquired during the year of 2025, and (iii) continued growth in our managed hash rate and expansion of our power capacity. BitFuFu realized a net dollar retention rate of 118.8% for the third quarter of 2025, which was calculated by dividing the amount of recurring revenue in the third quarter of 2025 by the amount of revenue in the third quarter of 2024, reflecting continued customer demand and the Company’s ability to maintain a substantial portion of revenue from existing customers.

Revenue from Bitcoin self-mining operations in the third quarter of 2025 was $20.1 million, representing a decrease of 2.2% from $20.5 million in the same period of 2024. The decrease was primarily due to the combined effects of (i) an increase in global blockchain network difficulty, which led to a 33% year-over-year decrease in the average BTC daily earnings per tera-hash in the third quarter of 2025; (ii) a 23% decrease in the average hash rate used for self-mining operations when more hash rate was allocated to the cloud-mining business; (iii) partially offset by an 87.5% increase in BTC price from an average of $61,000 in the third quarter of 2024 to $114,500 in the third quarter of 2025.

BitFuFu Reports Unaudited Third Quarter Financial Results – Page 3 of 4

Revenue from mining equipment sales in the third quarter was $35.8 million, a substantial increase from $0.3 million in the same period of 2024. This growth reflects strong demand for mining machines, supported by the sustained upward trend in Bitcoin prices. Building on this momentum, the Company is leveraging its strategic partnerships to further expand machine sales and capture new market opportunities.

Cost of Revenue

Cost of revenue in the third quarter of 2025 was $173.5 million, representing an increase of 94.1% from $89.4 million in the third quarter of 2024. The increase was in line with the increase in total revenue, as well as the Company’s ongoing efforts to improve cost efficiency through procurement optimization.

Operating Expenses

General and administrative expenses, sales and marketing expenses, and research and development expenses in the third quarter of 2025 were $1.9 million, $0.6 million and $0.6 million, respectively, representing a combined decrease of 52.6% from $6.5 million in the same period of 2024. The decrease was primarily due to the recognition of $4.3 million share-based compensation expenses in the third quarter of 2024, while only $0.2 million was recognized in the third quarter of 2025.

The Company recognized a gain on disposal of digital assets of $6.9 million, as the selling price of BTC exceeded its cost.

Net Income

Net income in the third quarter of 2025 was $11.6 million, compared to a net loss of $5.0 million in the same period of 2024, including an unrealized fair value gain of $3.1 million as mentioned above.

Adjusted EBITDA

Adjusted EBITDA in the third quarter of 2025 was $22.1 million, compared to $5.8 million in the same period of 2024.

Liquidity and Capital Resources

As of September 30, 2025, the Company had cash and cash equivalents and digital assets of $254.8 million, compared to $168.1 million as of December 31, 2024. The increase was mainly due to the Company’s treasury management strategies, which have supported liquidity, and the appreciation in the value of BTC held by the Company during 2025.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 a.m. U.S. Eastern Standard Time on Wednesday, November 12, 2025 (9:00 p.m. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: Conference call registration

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

BitFuFu Reports Unaudited Third Quarter Financial Results – Page 4 of 4

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metric in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, (3) share-based compensation and (4) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, non-GAAP financial measures are not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the third quarter of 2025 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In thousands, except share and per share data)

	For The Three Months Ended		For The Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Total revenues	$180,671	$90,337	$374,110	$364,169

Cost of revenues
Cost of revenues incurred to a related party	(108,775)	(47,098)	(197,777)	(136,087)
Cost of revenues incurred to third parties	(57,228)	(36,092)	(128,891)	(176,061)
Cost of revenues – depreciation and amortization	(7,514)	(6,201)	(20,976)	(18,395)
Total cost of revenues	(173,517)	(89,391)	(347,644)	(330,543)
Gross profit	7,154	946	26,466	33,626
Operating expenses
Sales and marketing expenses	(569)	(1,489)	(1,676)	(2,457)
General and administrative expenses	(1,923)	(2,434)	(6,016)	(5,760)
Research and development expenses	(602)	(2,602)	(1,353)	(3,336)
Unrealized fair value gain of digital asset receivables or payables	134	-	5,304	-
Unrealized fair value gain/(loss) of digital assets	2,980	(619)	18,054	(5,222)
Realized gain on sales of digital assets	6,926	2,246	9,352	25,228
Total operating income/(expense), net	6,946	(4,898)	23,665	8,453
Operating income/(expense)	14,100	(3,952)	50,131	42,079
Investment income	34	-	284
Interest expense	(2,199)	(1,545)	(6,482)	(4,601)
Interest income	773	257	1,865	1,375
Other expenses, net	254	(704)	111	(719)
Income/(Loss) before income taxes	12,962	(5,944)	45,909	38,134
Income tax (expense)/benefit	(1,402)	936	(4,066)	(6,503)
Net income and total comprehensive income	11,560	(5,008)	41,843	31,631
Less: Net income attributable to non-controlling interests	(17)	-	(91)	-
Total comprehensive income attributable to ordinary shareholders of BitFuFu	$11,543	$(5,008)	$41,752	$31,631
Earnings per share:
Ordinary shares – basic (US$)	$0.07	$(0.03)	$0.26	$0.20
Ordinary shares – diluted (US$)	$0.07	$(0.03)	$0.25	$0.19
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	164,516,040	162,902,268	163,636,472	160,113,866
Ordinary shares – diluted	169,898,332	168,284,560	169,018,764	165,496,158

BitFuFu, Inc.

Third Quarter 2025 Earnings Press Release Schedules

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$32,632	$38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	222,147	129,940
Digital assets collateral receivables	67,991	12,569
Accounts receivable, net	36,433	10,926
Amount due from related parties	10,064	33,116
Prepayments	38,273	21,651
Inventory	145	246
Other current assets, net	16,279	11,710
Total current assets	423,964	265,269

Non-current assets:
Equipment, net	61,921	55,981
Digital asset collateral receivables	-	47,827
Right of use asset	497	-
Long-term equity investment	184	-
Goodwill *	6,484	-
Deferred tax assets, net	7,290	8,601
Total non-current assets	76,376	112,409

Total assets	$500,340	$377,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,693	14,119
Contract liabilities	31,305	15,757
Taxes payable	2,342	2,229
Accrued expenses and other payables	15,334	8,773
Obligation to return collateral digital assets	49,720	21,436
Amount due to a related party	12,610	1,579
Long term loans-current portion	40,000	-
Lease liability-current portion	226	-
Total current liabilities	164,230	63,893

Non-current liabilities:
Long-term loans	-	34,950
Lease liability	260	-
Long-term payables	101,301	101,301
Deferred tax liabilities, net	16,398	15,072
Total non-current liabilities	117,959	151,323

Total liabilities	282,189	215,216

Total shareholders’ equity	218,151	162,462

Total liabilities and stockholders’ equity	$500,340	$377,678

*	The balance of goodwill may be further changed after completing the Purchase Price Valuation (“PPA”) report by the certified valuer.

BitFuFu, Inc.

Third Quarter 2025 Earnings Press Release Schedules

BitFuFu Inc.

Reconciliation of Net Profit and Adjusted EBITDA (Unaudited)

(In thousands)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2025	2024	2025	2024
Net Income/(loss)	$11,560	$(5,008)	$41,843	$31,631
Add: Interest expenses, net	1,426	1,288	4,617	3,226
Add: Income tax expense/(benefit)	1,402	(936)	4,066	6,503
Add: Depreciation	7,514	6,201	20,976	18,395
Add: Share-based Compensation	182	4,253	481	4,253
Adjusted EBITDA	$22,084	$5,798	$71,983	$64,008

BitFuFu, Inc.

Third Quarter 2025 Earnings Press Release Schedules

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